Exhibit 99.1

April 14, 2009

PAN AMERICAN SILVER and ORKO SILVER TO JOINTLY
ADVANCE THE “LA PRECIOSA” SILVER PROJECT

Vancouver, British Columbia – April 14, 2009 – Pan American Silver Corp. (“Pan American”) (PAAS: NASDAQ; PAA: TSX) and Orko Silver Corp.  (“Orko”) (OK; TSX.V) are pleased to announce that they have reached an agreement for the joint development of Orko Silver’s La Preciosa silver project in the state of Durango, Mexico.

The Project

The La Preciosa silver project and adjacent mineral concessions of Santa Monica and San Juan, cover 32,422 hectares of contiguous mining claims on which Orko has already defined an indicated and inferred mineral resource.  The indicated resource is estimated to comprise 10,637,000 tonnes, grading 185 grams of silver per tonne and 0.27 grams of gold per tonne, for a total of approximately 63,000,000 ounces of silver and 94,000 ounces of gold, while the inferred resource is estimated to comprise 12,087,000 tonnes, grading 185 grams of silver per tonne and 0.25 grams of gold per tonne, for a total of approximately 71,700,000 ounces of silver and 97,000 ounces of gold.  The primary discovery is the Martha vein, which ranges from 2 to 40 meters in thickness and has been traced over 3.5 kilometers on strike.  Martha remains open at depth and along strike, as do several other promising veins and earlier stage exploration targets within the remainder of the La Preciosa claims.  For more details on the resource estimates, refer to the technical report by Mine Development Associates (“MDA”) dated March 31, 2009.  George Cavey, P.Geo., Orko’s Vice-President, Exploration, is the Qualified Person who takes responsibility for the technical disclosure in this news release.

The Joint Venture Agreement

Pan American and Orko have agreed to form a joint venture to develop the La Preciosa project.  Pan American will contribute its demonstrated mine development expertise, as well as 100% of the funds necessary to develop and construct an operating mine, in consideration for a 55% interest in the joint venture, while Orko will contribute its exploration expertise and the La Preciosa project and related concessions to retain a 45% interest.

Over the next 36 months, Pan American has agreed to spend an estimated US$16 million at La Preciosa to conduct resource definition drilling, acquire necessary surface rights, obtain permits, and ultimately prepare and deliver a feasibility study to maintain its interest in the Joint Venture.  Furthermore, Pan American has agreed to spend a minimum of US$5.0 million in the first 12 months of the development program to maintain its interest in the Joint Venture, of which a minimum of US$2.5 million will be spent to continue to explore the highly prospective land package that Orko is contributing to the Joint Venture.

Key terms of the joint venture and the development strategy for La Preciosa include:

•	Pan American will be the operator for the joint venture and has agreed to share with Orko all technical information relating to the development of La Preciosa,

•	A joint venture Management Committee will be formed, with representation from both Orko and Pan American, which will be responsible for monitoring the project’s development,

•	Any mine construction decision and subsequent operating budgets will require the unanimous approval of the Management Committee,

•	Pan American has agreed to a “standstill” with Orko for as long as the joint venture is in operation.

Commenting on the agreement, Mr. Geoff Burns, President and CEO of Pan American stated: ”I am extremely pleased to be partnering with Orko Silver in the joint development of La Preciosa.  Orko has done a first class job in defining a very significant silver resource and the project is at an ideal stage to take the next step towards future production.  Having just completed the development and construction of two mines, we had been actively seeking opportunities to re-deploy our talented team of mine builders.  The timing is right, the location is right and the resource seems right to allow for some real value creation and growth for both Pan American’s and Orko’s shareholders.”

Mr. Gary Cope, President and CEO of Orko commented: “We have long believed in the value of La Preciosa and it is rewarding to know that Pan American has recognized that same potential by committing both its capital and human resources to the project.  We believe that with further exploration we should be able to define a significantly larger silver resource.  Most importantly, we have structured a Joint Venture which is truly an open partnership.  Orko’s shareholders will benefit from the financial capacity and extensive mine development expertise that Pan American brings to the joint venture.  As such, this transaction significantly reduces the financing and dilution risk for our shareholders.  We believe this will be a strategic advantage for Orko and we look forward to working closely with Pan American’s team as La Preciosa moves toward production.”

GMP Securities L.P. and BMO Capital Markets acted as financial advisers to Orko and have both provided fairness opinions that the transaction is fair from a financial point of view.

Private Placement

Coincident with the formation of the La Preciosa joint venture, Pan American has also agreed to purchase, on a private placement basis, 4,000,000 common shares of Orko at a purchase price of CDN $1.25 per share.  Pan American’s investment in Orko’s common shares is subject to certain anti-dilution and pre-emptive rights to participate in future financings of Orko.  The price represents a premium to the current market price and further reflects Pan American’s confidence in the value of the project.  The private placement is subject to acceptance by the TSX Venture Exchange.

 About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and its silver reserves.  The Company has eight operating silver mines in Mexico, Peru, Bolivia and Argentina.

About  Orko Silver

Orko Silver Corp. is developing one of the world’s largest primary silver deposits, La Preciosa, located near the city of Durango, in Durango State, Mexico.

Information Contacts

Pan American Silver Corp. Kettina Cordero Coordinator, Investor Relations (604) 684-1175 info@panamericansilver.com www.panamericansilver.com	Orko Silver Corp. Gary Cope President (604) 684-4691 info@orkosilver.com www.orkosilver.com

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS AS TO: THE TERMS AND CONDITIONS OF THE JOINT VENTURE, WHICH MAY BE AMENDED BY FUTURE NEGOTIATIONS BETWEEN PAN AMERICAN AND ORKO; STATEMENTS AS TO PAN AMERICAN’S FUTURE EXPENDITURES AND ACTIVITIES FOR THE BENEFIT OF THE JOINT VENTURE, WHICH ARE CONDITIONAL TO PAN AMERICAN MAINTAINING ITS INTEREST IN THE JOINT VENTURE; LA PRECIOSA ACHIEVING FUTURE PRODUCTION; VALUE CREATION AND GROWTH FOR PAN AMERICAN’S AND ORKO’S SHAREHOLDERS; DEFINITION OF A LARGER MINERAL RESOURCE AT LA PRECIOSA; AND TSX VENTURE EXCHANGE ACCEPTANCE OF THE PRIVATE PLACEMENT.  PAN AMERICAN AND ORKO DO NOT INTEND, AND DO NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS OR INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN, ORKO OR THEIR RESPECTIVE OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS.  SUCH FACTORS IN RELATION TO PAN AMERICAN INCLUDE, AMONG OTHERS:  FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF SILVER, GOLD, BASE METALS OR CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN THE CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL AND MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, PERU, MEXICO, ARGENTINA, BOLIVIA, THE UNITED STATES OR OTHER COUNTRIES IN WHICH PAN AMERICAN MAY CARRY ON BUSINESS IN THE FUTURE; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY PAN AMERICAN; PAN AMERICAN’S ABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS; AND CHALLENGES TO PAN AMERICAN’S TITLE TO PROPERTIES; AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN PAN AMERICAN’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH PAN AMERICAN AND ORKO HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS OR INFORMATION, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED.  THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENTS OR INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS OR INFORMATION.  ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION.